FAIRFAX  News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, April 28, 2005

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it had net earnings of $35.2 million in the first quarter of 2005 while it maintained a very strong financial position. Highlights for the 2005 first quarter were as follows (comparisons are to the first quarter of 2004, except as otherwise indicated):

•	Earnings from operations before income taxes increased to $104.3 million in 2005 from $81.9 million in 2004.

•	Despite some softening in insurance markets, which was anticipated, the combined ratio of the company’s ongoing insurance and reinsurance operations remained excellent at 96.9% (compared to 95.7% in 2004), with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 91.4%, 95.5% and 99.8% respectively (7.1 points of OdysseyRe’s combined ratio resulted from catastrophe losses for current and prior period storms).

•	Net premiums written at the company’s ongoing insurance and reinsurance operations increased 5.9% in 2005 to $1,104.6 million from $1,042.6 million in 2004.

•	Underwriting profit at the company’s ongoing insurance and reinsurance operations was $33.5 million in 2005 compared to $44.4 million in 2004.

•	Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe increased significantly to $232.3 million in 2005 from $115.7 million in 2004.

•	Total interest and dividends increased to $107.1 million in 2005 from $92.4 million in 2004.

•	Realized gains on investments in 2005 totalled $131.4 million in 2005 compared to $72.6 million in 2004.

•	The company had $588.4 million of cash, short term investments and marketable securities at the holding company level (including $105.5 million at Crum & Forster) at March 31, 2005 compared to $566.8 million at the end of 2004.

•	Cash and investments (net of $599.5 of liabilities for economic hedges against a decline in the equity markets) increased to $13.75 billion at March 31, 2005 from $13.52 billion at the end of 2004.

•	The pre-tax unrealized gain on portfolio investments was $285.9 million at March 31, 2005 compared to $428.3 million at the end of 2004.

•	The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $43.3 million to $208.5 million in the first quarter of 2005 as a result of profitable operations of that group.

•	Total common shareholders’ equity remained at $3.0 billion at March 31, 2005 while common shareholders’ equity per basic share increased slightly to $185.00 at March 31, 2005 from $184.86 at the end of 2004.

Following is a summary of Fairfax’s unaudited first quarter financial results:

	THREE MONTHS ENDED MARCH 31
	($ millions except per share amounts)

	2005	2004

Total revenue	1,474.3	1,484.8
Earnings before income taxes and non-controlling interests	104.3	81.9
Net earnings	35.2	39.0
Net earnings per share	$2.03	$2.63
Net earnings per diluted share	$2.01	$2.59

Combined ratios for the first quarter were as follows:

	THREE MONTHS ENDED MARCH 31

	2005	2004

Insurance — Canada (Northbridge)	91.4%	92.8%
— U.S.	95.9%	99.7%
— Asia (Fairfax Asia)	90.9%	91.7%
Reinsurance (OdysseyRe)	99.8%	95.0%

Consolidated	96.9%	95.7%

There were 16.1 and 13.9 million weighted average shares outstanding during the first quarters of 2005 and 2004 respectively. At March 31, 2005 there were 16,091,529 shares effectively outstanding.

Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, April 29, 2005 to discuss its first quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946